GLOBALFOUNDRIES Inc.

400 Stonebreak Road Extension

Malta, NY 12020

September 13, 2021

BY EDGAR

Ms. Sherry Haywood

Mr. Geoffrey Kruczek

Ms. Effie Simpson

Mr. Mark Rakip

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GLOBALFOUNDRIES Inc.
Draft Registration Statement on Form F-1
Submitted August 9, 2021
CIK No. 0001709048

Dear Ms. Haywood, Mr. Kruczek, Ms. Simpson and Mr. Rakip:

We set forth below the response of GLOBALFOUNDRIES Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 8, 2021 with respect to the Company’s draft registration statement on Form F-1, CIK No. 0001709048, submitted to the Commission on August 6, 2021 (the “Draft Registration Statement”).

The Company has submitted today Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”) together with this letter via EDGAR correspondence.

We have reproduced below in bold the Staff’s comments and have provided the Company’s response following each comment. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

Prospectus Cover Page, page i

1.

We note your disclosure elsewhere in the prospectus that you will be a controlled company following the completion of the offering. Please include similar disclosure on the cover page of your prospectus.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on the cover page of Amendment No. 1.

Summary Consolidated Financial Data

Non-IFRS Reconciliations, page 18

2.

We note that the reconciling items titled (gains) losses on transactions, legal settlements and transaction expenses may include offsetting adjustments and even on a net basis, represents 37% of Adjusted EBITDA. Please disclose the composition to such line item to enable an investor to understand the nature of each component impacting this adjustment and to ensure that it does not include any costs that are normal, recurring cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 19 of Amendment No. 1 to disclose and quantify the reconciling items included in (gains) losses on transactions, legal settlements and transaction expenses.

The Cayman Islands Economic Substance Law may affect our operations., page 48

3.	Please revise to clarify what this law entails and how it may affect your business and operations.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 49 and 50 of Amendment No. 1.

Use of Proceeds, page 56

4.

We note your disclosure that you intend to use a portion of the proceeds to repay indebtedness. Please disclose in your Use of Proceeds section the additional information required by Instruction 4 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 14, 52 and 59 of Amendment No. 1 to remove the reference to the potential repayment of indebtedness with the proceeds of the offering. The Company respectfully advises the Staff that it currently has no specific intention to repay indebtedness with the proceeds of the offering, but if the Company’s intention changes prior to the completion of the offering, the Company will update the disclosure in the Registration Statement in accordance with the Staff’s comment.

Capitalization, page 58

5.

Given the anticipated change in capitalization due to the conversion of loans provided under the loan facilities with Mubadala Investment Company PJSC to additional paid in capital immediately prior to the consummation of this offering, please tell us how you considered providing a pro forma presentation of the affected line items on the face of your statement of financial position as well as pro forma loss per share on the face of your statements of operations and comprehensive loss, or providing such disclosure elsewhere in the prospectus. Refer to Rule 11-01(a)(8) of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment, and notes that paragraph (12) of Regulation S-X 11-02(a) states that a registrant must not present pro forma financial information on the face of the registrant’s historical financial statements or in the accompanying notes, except where such presentation is required by IFRS. Therefore, in the absence of such a requirement under IFRS, the Company has not presented pro forma financial information on the face of the balance sheet, on the face of the statement of operations or in the related footnotes.

Further, the Company notes that Sections 3430.2 and 3430.3 of the SEC Division of Corporation Finance Financial Reporting Manual indicate that pro forma information that is potentially relevant to the conversion of the Company’s shareholder loans into ordinary shares (pro forma balance sheet and earnings per share) should be presented if such conversion will result in a material reduction of permanent equity or material reduction of earnings per share. The Company’s conversion of shareholder loans will result in a reclassification of the currently equity-classified loans into additional paid-in-capital as the shareholder plans to contribute the loan as capital, which will result in no change to total equity and no additional outstanding shares, thus no impact on net loss per share.

Based upon the above guidance, the Company’s evaluation concluded that pro forma disclosure was not required under 3430.2 and 3430.3 for the following reasons:

•

the pro forma effect of the conversion of our shareholder loans as contributed capital as of December 31, 2020 and June 30, 2021 (as shown below for reference) into additional paid-in-capital immediately prior to the closing of the initial public offering would result in no change in total equity; and

•

the pro forma basic and diluted net loss per share for the year ended December 31, 2020 and June 30, 2021 would not result in a reduction in earnings per share (excluding the effects of the offering); rather, the net loss per share would remain unchanged on a pro forma basis.

(In thousands)	December 31, 2020			June 30, 2021

Equity:	Actual	Adjustments	Pro Forma	Actual	Adjustments	Pro Forma
Share capital	$10,000		$10,000	$10,000		$10,000
Additional paid-in capital	11,707,515	10,680,687	22,388,202	11,848,304	10,554,687	22,402,991
Loan from shareholder	10,680,687	(10,680,687)	—	10,554,687	(10,554,687)	—
Accumulated deficit	(15,218,509)		(15,218,509)	(15,517,963)		(15,517,963)
Accumulated other comprehensive income (loss)	(3,319)		(3,319)	(24,590)		(24,590)

Equity attributable to the shareholder of GLOBALFOUNDRIES Inc.	7,176,374		7,176,374	6,870,438		6,870,438
Non-controlling interest	65,128		65,128	61,925		61,925

Total equity	7,241,502		7,241,502	6,932,363		6,932,363

6.

Please expand the footnote pertaining to the anticipated conversion by Mubadala Investment Company PJSC of the Loan from shareholder under the loan facilities with Mubadala from 2012 to 2016 to additional paid-in capital immediately prior to the consummation of this offering to provide discussion of the anticipated conversion. Such information should include, but not be limited to, the number of shares such loans are converted into, the conversion price, and how the conversion ratio was determined. Additionally, expand disclosure in your Dilution section to give effect to such conversion.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 61 and 80 of Amendment No. 1 to note that the shareholder loan is planned to be converted into contributed capital, resulting in no change in total equity with no additional shares outstanding or dilutive impacts.

Strategic Repositioning, page 61

7.

Please expand the fourth bullet to provide more specific details regarding the disclosed plan, particularly considering that it appears you have generated a negative gross margin percentage for each period presented.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 64 and 97 of Amendment No. 1.

Business, page 82

8.

Please include a corporate organizational chart in your Business section depicting your structure following this offering. Clarify which entities are organized in which countries, including Mubadala, MTIC, and MTI International Investment Company LLC. Include in the chart the ownership and voting control of Mubadala and that of public shareholders following completion of the offering.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 118 of Amendment No. 1 to include the referenced disclosure.

Corporate Opportunity, page 135

9.

Please amend your filing to provide relevant risk factor disclosure related to the removal of the corporate opportunity doctrine provisions from your charter, including the conflicts of interest that may result from the provision.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 49 of Amendment No. 1 to include the referenced disclosure.

Consolidated Statements of Financial Position, page F-7

10.

We note that you present the Loan from shareholder within equity at December 31, 2020. Further we note that such note is non-interest bearing and has no set maturity date, with principal repayment in whole or in part at your discretion. Please provide to us a fulsome analysis including specific terms of the agreement, used to determine that equity classification is appropriate as discussed in Note 32. Cite the authoritative guidance that you considered in arriving at your accounting treatment.

Response: The Company respectfully acknowledges the Staff’s comment and has provided the analysis below of the shareholder loans presentation on the Consolidated Statement of Financial Position. In determining the classification of the shareholder loans, the Company notes the following excerpt of key terms per the 2012 Loan Agreement and subsequent amendments (“Loan Agreement”), which are representative of the loan agreements for each tranche:

“Repayment date” means any date on which a repayment of the Loan is made in accordance with Clause 6 (Repayment).

5. Interest – The Loan will bear no interest.

6. Repayment

(a)	The Borrower may in its absolute discretion; having given the Lender not less than ten (10) Business Days’ prior written notice, repay the Loan in whole or in part.

(b)	Any notice given pursuant to paragraph (a) above shall, subject to Clause 3, be irrevocable and the Borrower shall be bound to repay in accordance therewith.

(c)	The Lender may not request or demand the Borrower to repay the Loan or any part thereof.

The Company considered the guidance set forth in Paragraphs 11 and 16 of IAS 32, under which an instrument is an equity instrument if, and only if, there are no contractual obligations to deliver cash or another financial asset to another entity. Further, Paragraph 17 of IAS 32 clarifies that a critical feature in differentiating a financial liability from an equity instrument is the existence of a contractual obligation of one party to the financial instrument (the issuer) either to deliver cash or another financial asset to the other party (the holder) or to exchange financial assets or financial liabilities with the holder under conditions that are potentially unfavorable to the issuer. Clause 6 of the Loan Agreement does not contain contractual obligations to deliver cash, but rather allows the Company to make repayment at its absolute discretion and further prohibits the borrower from demanding repayment. Accordingly, the Company is not precluded from not making repayments at its discretion. In addition, per Clause 5 of the Loan Agreement, no interest is charged on the loan, which supports that no contractual obligations exist. As such, the Company has concluded the guidance of Paragraphs 11 and 16 of IAS 32 requires the shareholder loans to be classified as equity.

The Company further considered if any contingent settlement provisions exist with respect to the shareholder loans. The Loan Agreement does not contain any provision regarding contingent settlement, as defined in IFRS 32.25. In lieu of such provision, the law of the Cayman Islands, under which the Company is incorporated, does not have any statutes that would cause contingent settlements. Accordingly, no contingent settlement exists among the parties involved in the Loan Agreement nor statutorily, and IFRS 32.25 is not applicable to the Loan Agreement.

Based upon the above guidance, the Company has determined the shareholder loans should be recognized as an equity instrument.

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We hope that the Company’s responses above adequately addresses the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam Fleisher at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Very truly yours,

/s/ Jeff Worth
Jeff Worth Vice President and General Counsel

cc:	Dr. Thomas Caulfield
GLOBALFOUNDRIES Inc.

David Lopez
Gamal M. Abouali
Adam Fleisher
Cleary Gottlieb Steen & Hamilton LLP

Tad Freese
Latham & Watkins LLP